Exhibit (a)(5)(ii)

PIEDMONT COMMUNITY BANK HOLDINGS, INC. COMMENCES TENDER OFFER

FOR SHARES OF CRESCENT FINANCIAL CORPORATION COMMON STOCK

— Previously-Announced Offer Price of $4.75 Per Share in Cash —

RALEIGH, N.C. and CARY, N.C., November 8, 2011 — Piedmont Community Bank Holdings, Inc. (“Piedmont”) and Crescent Financial Corporation (NASDAQ: CRFN) (“Crescent”) announced today that Piedmont has commenced the previously-announced tender offer for up to 6,442,105 shares of common stock of Crescent for $4.75 per share in cash, without interest and less applicable withholding taxes.

On February 23, 2011, Crescent and Piedmont announced that they had entered into an Investment Agreement (the “Agreement”), pursuant to which Piedmont would invest $75 million in Crescent (the “Investment”) and make a partial tender offer for additional shares of Crescent common stock. After consummation of the Investment, Piedmont will beneficially own approximately 66% of the outstanding shares of Crescent common stock on a fully diluted basis. If the tender offer is fully subscribed and completed, Piedmont would beneficially own approximately 89% of the outstanding shares of Crescent common stock.

Piedmont’s purchase of Crescent common stock in the tender offer is intended to increase the percentage of Crescent shares that Piedmont will own after the consummation of the Investment, as well as to provide liquidity to Crescent’s existing shareholders.

After careful consideration, the Crescent board of directors has recommended that the shareholders of Crescent common stock accept the tender offer and tender their shares in the tender offer.

Today Piedmont is filing with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms and conditions of the tender offer. Additionally, today Crescent is filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Crescent’s board of directors that shareholders of Crescent accept the tender offer and tender their shares in the offer.

The completion of the tender offer is subject to certain conditions, including, among others, the consummation of the Investment and certain regulatory approvals remaining in full force and effect. The tender offer is not conditioned on the tender of any minimum number of shares or the receipt of financing.

The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Wednesday, December 7, 2011, unless extended in accordance with the Agreement.

About Piedmont Community Bank Holdings, Inc.:

Piedmont Community Bank Holdings, Inc. is a bank holding company based in Raleigh, N.C. Piedmont was formed in 2009 by local businessmen Adam Abram and Scott Custer to build a strong community banking franchise across the Carolinas and Virginia, a region in which Abram and Custer have a combined 50 years of experience in the financial services sector. Abram serves as chairman of Piedmont’s board of directors, Steven Lerner serves as vice chair and Custer serves as Piedmont’s president and chief executive officer.

Investors in Piedmont include investment funds managed by Stone Point Capital LLC, Lightyear Capital LLC, the State of Wisconsin Investment Board, Harvard Management Company, Keeneland Capital LLC, and numerous North Carolina-based companies and individuals. Piedmont also controls VantageSouth Bank, a community bank based in Burlington, N.C., and Community Bank of Rowan in Salisbury, N.C.

About Crescent Financial Corporation:

Crescent Financial Corporation is a North Carolina-chartered bank holding company based in Cary, N.C. and the parent company of Crescent State Bank. Crescent had unaudited total assets of $916.0 million, total deposits of $686.2 million, and gross loans of $616.0 million as of September 30, 2011. The bank operates 15 full-service banking offices in the communities of Cary (2), Apex, Clayton, Garner, Holly Springs, Knightdale, Sanford, Southern Pines, Pinehurst, Raleigh (3) and Wilmington (2), N.C. For more information, visit www.crescentstatebank.com.

Cautionary Statement

The Investment discussed above involves the sale of securities in a private transaction that will not be registered under the Securities Act of 1933, as amended, and will be subject to the resale restrictions under that Act. Such securities may not be offered or sold absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Information in this press release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the occurrence of events that would have a material adverse effect on Crescent as described in the Agreement, the risk that the Agreement could be terminated under circumstances that would require Crescent to pay termination fees and expenses to Piedmont, and other uncertainties arising in connection with the Investment. Additional factors that could cause actual results to differ materially are discussed in Crescent’s filings with the SEC, including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Crescent does not undertake a duty to update any forward-looking statements in this press release.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Crescent or any other securities. Piedmont will file on November 8, 2011 a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC. The offer to purchase shares of Crescent common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The solicitation/recommendation statement on Schedule 14D-9 will be filed on November 8, 2011 with the SEC by Crescent. CRESCENT SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, EACH AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND THE INVESTMENT. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Piedmont at 4711 Six Forks Road, Raleigh, NC 27609. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all shareholders of Crescent, free of charge, by contacting Bruce Elder of Crescent Investor Relations at (919) 466-1000 or from Crescent’s website (www.crescentstatebank.com).

Contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free (888) 750-5834

Banks and Brokers may call collect (212) 750-5834

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